SECURI  ION

06003057

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-66075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gabel Global Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue Suite 300

(No. and Street)

New York	NY	10170-0399
(City)	(State)	(Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Tiriolo 212-490-3113

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

HEDGE FUND CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hedge Fund Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 14th Floor
(No. and Street)

New York, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Jahre (646) 747-5227
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route One South, Ste. 1002, Iselin, NJ 08830
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Jahre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hedge Fund Capital Partners, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGE FUND CAPITAL PARTNERS, LLC

DECEMBER 31, 2005

TABLE OF CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

17 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Hedge Fund Capital Partners, LLC

We have audited the accompanying statement of financial condition of **Hedge Fund Capital Partners, LLC,** as at December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the period from May 20, 2005 to December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hedge Fund Capital Partners, LLC** as of December 31, 2005 and the results of its operations and its cash flows for the period from May 20, 2005 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 15, 2006

HEDGE FUND CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS		
Cash	$ 41,754	
Receivable from clearing broker	153,862	
Deposit with clearing broker	50,659	
Other assets	38,252	
Total assets		$284,527

LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$175,653
Member's equity	108,874
Total liabilities and member's equity	$284,527

The accompanying notes are an integral part of these financial statements.

HEDGE FUND CAPITAL PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM MAY 20, 2005 TO DECEMBER 31, 2005

Revenues:		
Capital raising income	$1,792,724	
Commission income	1,376,033	
Other income	16,825	
Total revenue		$3,185,552
Expenses:		
Capital raising expenses	1,663,356	
Commission expenses	699,472	
Communications	15,610	
Compensation, payroll taxes and benefits	102,786	
Registration and regulatory fees	15,551	
Office expenses	16,291	
Professional fees	34,245	
Travel and entertainment	19,451	
Clearance costs	113,280	
Allocation charges	155,130	
Facilities charges	116,949	
Insurance	5,868	
Consulting charges	33,000	
Equipment lease	5,950	
Quotations	12,272	
Unincorporated business taxes	6,000	
Miscellaneous	25,063	
Total expenses		3,040,274
Net income		$ 145,278

The accompany notes are an integral part of these financial statements.

HEDGE FUND CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FROM MAY 20, 2005 TO DECEMBER 31, 2005

Contributions	$185,408
Net income	145,278
Less: Distributions to member	(221,812)
Balance, December 31, 2005	$108,874

The accompany notes are an integral part of these financial statements.

HEDGE FUND CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM MAY 20, 2005 TO DECEMBER 31, 2005

Cash flows from operating activities:		
Net income		$145,278
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Due from clearing broker	(153,862)	
Deposits with clearing broker	(50,659)	
Accounts receivable	(1,750)	
Other assets	(36,502)	
Accounts payable, accrued expenses and other liabilities	175,653	
Total adjustments		(67,120)
Net cash provided by operating activities		78,158
Cash flows from financing activities:		
Capital contributions	185,408	
Distribution to member	(221,812)	
Net cash used in financing activities		(36,404)
Net increase in cash and cash – end of year		$ 41,754

The accompanying notes are an integral part of these financial statements.

HEDGE FUND CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Organization

Hedge Fund Capital Partners, LLC (the "Company") commenced operation on May 20, 2005 and registered with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on November 11, 2005. The Company's broker-deal business consists of commission transactions and capital raising.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally in the United States of America.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c) Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the financial statements. Certain state and local tax authorities levy taxes on the Company based on its net income. Income of the Company is taxed to the member on his individual return.

d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. Due from Clearing Broker

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2005, the receivable from the brokers and dealers, as reflected on the statement of financial condition consisted substantially or cash due from this clearing broker.

4. Allocation Charges

In connection with the Company's agreement with its clearing broker, the clearing broker is entitled to a certain portion of the Company's net profits from its securities transactions. For the period from May 20, 2005 to December 31, 2005 such amount aggregated $155,130.

5. Net Capital Requirement

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $70,622, which was $58,912 in excess of its required net capital of $11,710. The Company's net capital ratio was 2.49 to 1.

6. Off-Balance Sheet Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to charges in market (market risk) of failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Hedge Fund Capital Partners, LLC
New York, New York

Our report on our audit of the basic financial statements of **Hedge Fund Capital Partners, LLC,** for the year ended December 31, 2005 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 15, 2006

HEDGE FUND CAPITAL PARTNERS, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Total member's equity	$108,874
Deduct non-allowable assets:	
Other assets	38,252
Net capital	$ 70,622
Aggregate indebtedness:	
Accounts payable, accrued expenses and other liabilities	$175,653
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)	$ 11,710
Excess net capital	$ 58,912
Percentage of aggregate indebtedness to net capital	249%

The following is a reconciliation between the computation of net capital presented above and the computation of net capital reported in Company's amended unaudited Form X-17A-5 Part IIA filing as of December 31, 2005.

Original net capital reported	$ 76,622
Audit adjustment for accrued taxes	(6,000)
Net capital per above	$ 70,622

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Hedge Fund Capital Partners, LLC
New York, New York

In planning and performing our audit of the financial statements of **Hedge Fund Capital Partners, LLC**, for the period from May 20, 2005 to December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 15, 2006